UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq.	Mark S. Flynn	Dennis J. Friedman, Esq.
Mintz, Levin, Cohn, Ferris,	Chief Legal Officer and	Eduardo Gallardo, Esq.
Glovsky and Popeo P.C.	Corporate Secretary	Gibson, Dunn & Crutcher LLP
One Financial Center	iBasis, Inc.	200 Park Avenue
Boston, MA 02111	20 Second Avenue	New York, NY 10166
617-348-1640	Burlington, MA 01803	212-351-4000
781-505-7955

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 23 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN, Purchaser and Celtic ICS Inc. under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.                    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information at the end thereof:

On December 2, 2009, David Shutvet (“Plaintiff”), a shareholder of the Company, filed an amended shareholder derivative and class complaint in the Superior Court Department of Middlesex County, Commonwealth of Massachusetts, against KPN, Purchaser, Merger Sub (together, the “KPN Defendants”), and certain individual current and former officers and directors of the Company (together, the “Individual Defendants”).  This complaint is an amendment to a complaint filed by Plaintiff on September 11, 2009 against certain of the Individual Defendants.  The September 11, 2009 complaint, which alleged, inter alia, that certain of the Individual Defendants breached their fiduciary duties in connection with improper stock option grants, did not name the KPN Defendants as defendants and did not include any allegations relating to the Offer.

In this action (as amended by the December 2, 2009 complaint), captioned as David Shutvet, et al. v. Ofer Gneezy, et al., Case No. 09-3577 (the “Shareholder Massachusetts Action”), Plaintiff alleges that: (i) certain of the Individual Defendants breached their fiduciary duties to the Company by (a) approving improper stock option grants and (b) disseminating false and misleading statements relating to the allegedly improper stock option grants; (ii) certain of the Individual Defendants were unjustly enriched though the receipt of improper stock option grants; (iii) all defendants wasted corporate assets in connection with the Company’s efforts to correct for the improper stock option grants; (iv) an accounting must be made of all stock option grants to certain of the Individual Defendants and that all contracts which provided for such stock option grants should be rescinded, with the proceeds of the improper stock option grants held in constructive trust for the Company’s benefit; (v) the members of the special committee of the Company established to evaluate the Offer (the “SC Defendants”) and KPN breached their fiduciary duties of loyalty, candor, due care, good faith, diligence and independence to the Company and its shareholders by (a) on the part of the SC Defendants, recommending that the Company’s stockholders tender their shares pursuant to the Offer and (b) on the part of both the SC Defendants and KPN, disseminating materially misleading statements to the Company’s stockholders in connection with the Offer; and (vi) Purchaser and Merger Sub aided and abetted the SC Defendants’ and KPN’s alleged breaches of fiduciary duty.

Plaintiff seeks: (i) an award of damages against the Individual Defendants; (ii) judgment directing the Company to take all necessary actions to reform its corporate governance to protect the Company from a repeat of the damage alleged; (iii) equitable and/or injunctive relief to restrict the proceeds of defendants’ trading activities, stock options, or other assets, to ensure Plaintiff an effective remedy; (iv) an accounting of undisclosed stock option grants, the cancellation of all of the unexercised options granted to certain of the Individual Directors between 2000 and 2004, the return of financial gains obtained via the exercise of such options, and a revision of the Company’s financial statements; (v) a declaration that stock options issued to certain Individual Defendants and illegally manipulated are void and all proceeds from their exercise or sale are held in constructive trust for the Company; (vi) a declaration that any improper stock options, all proceeds derived from the exercise thereof, and any assets or other property acquired in connection therewith, are held in constructive trust by the option recipients for the Company’s benefit; (vii) an award of restitution for all profits, benefits and other compensation obtained through the improper stock option grants; (viii) a declaration that this action is properly maintainable as a class action as to the breach of fiduciary duty and aiding and abetting claims asserted against KPN, Purchaser, Merger Sub and the SC Defendants; (ix) a declaration that certain terms and conditions of the Offer were entered into in breach of the defendants’ fiduciary duties and are therefore unlawful and unenforceable; (x) to the extent already implemented, an injunction or rescission of certain terms of the Offer and any of the sub-parts thereof; (xi) an injunction against exercising voting or other control over the tendered shares, and from otherwise consummating the Offer until defendants have remedied their allegedly misleading statements and omission through publication of corrective supplemental disclosures; (xii) the imposition of a constructive trust, in favor of Plaintiff and members of a class of all holders of the Company’s common stock which have been or will be harmed by the conduct alleged in the Shareholder Massachusetts Action, upon any benefits received by defendants as a result of their wrongful conduct and in breach of any duty owed to the Company’s shareholders; (xiii) an award to Plaintiff of the costs and disbursements of the Shareholder Massachusetts Action, including reasonable attorneys’ fees, accountants’ and experts’ fees, costs, and expenses; and (xiv) such other relief as the court may deem just and proper.

The Company believes that the Shareholder Massachusetts Action is entirely without merit and that they have valid defenses to all claims.  The outcome of this matter and the potential amount of any loss are uncertain and the Company expresses no opinion as to the likelihood of an unfavorable outcome.  A hearing with respect to the Shareholder Massachusetts Action is currently scheduled for December 16, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: December 15, 2009